UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SILICOM LIMITED
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M84116 10 8
(CUSIP Number)

Zohar Zisapel 24 Raoul Wallenberg Street Tel-Aviv 69719 Israel +972-3-6458153.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84116 10 8

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON
Zohar Zisapel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
555,694 Ordinary Shares

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
555,694 Ordinary Shares

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
555,694 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%(1)

14	TYPE OF REPORTING PERSON
IN

(1)	Based on 7,118,000 Ordinary Shares that the Issuer published in its financial reports were issued and outstanding as of December 31, 2020.

Page 2 of 5 Pages

CUSIP No. M84116 10 8

SCHEDULE 13D/A

This Amendment No. 8 to the Statement on Schedule 13D (this “Statement”) is being filed by the undersigned to amend the schedule 13D (the “Schedule 13D”) which was originally filed on November 28, 2008, as amended and supplemented by Amendment No. 1 thereto filed on March 5, 2009, by Amendment No. 2 thereto filed on June 13, 2018, by Amendment No. 3 thereto filed on September 26, 2018,  Amendment No. 4 thereto filed on November 5, 2018, by Amendment No. 5 thereto filed on November 26, 2018, by Amendment No. 6 thereto filed on January 16, 2019 and Amendment No. 7 thereto filed on August 13, 2020 relates to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of Silicom Limited, a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba 44000, Israel.

Item 5.	Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)
The disclosure under Item 3 and Items 11 and 13 of the cover are incorporated herein by reference. The Reporting Person beneficially owns approximately  555,694  Ordinary Shares, or 7.8%, of the Company’s total number of Ordinary Shares that the Company published in its financial reports were issued and outstanding as of December 31, 2020.  All 555,694 Ordinary Shares are held by the Reporting Person; The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Ordinary Shares disclosed in Item 5(a) above.

(b)
The following table sets forth all the transactions effected by the Reporting Person since his last report on August 13, 2021. All of these transactions were open market sales effected on the NASDAQ Global Select Market.

Date of Sale	Number of Ordinary Shares Sold	Price Per Share

24/08/2020	4,000	37.19
25/08/2020	2,100	37.03
26/08/2020	4,855	36.91
278/08/2020	1,333	36.67
28/08/2020	326	36.50
31/08/2020	10,471	37.08
02/09/2020	4,644	35.00
01/02/2021	14,232	43.18
02/02/2021	16,241	43.26
03/02/2021	13,561	44.19
04/02/2021	12,181	44.48
05/02/2021	3,725	44.45
08/02/2021	1,060	45.55
09/02/2021	29,300	46.37

Total	118,029
Page 3 of 5 Pages

Except for such transactions, the Reporting Person has not effected any transactions in the Ordinary Shares during the past ninety days.

(c)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

(d)	Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

/s/ Zohar Zisapel
ZOHAR ZISAPEL

Page 5 of 5 Pages